THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 15, 1999


            [COCA-COLA BOTTLING CO. CONSOLIDATED LOGO APPEARS HERE]


P R O S P E C T U S  S U P P L E M E N T
(TO PROSPECTUS DATED JANUARY 22, 1999)


                                 $250,000,000


                      COCA-COLA BOTTLING CO. CONSOLIDATED

                               % DEBENTURES DUE 2009
                                 ------------
     The     % Debentures will mature on        , 2009. Interest on the
Debentures is payable semiannually on        and        , beginning        ,
1999. The Company may redeem some or all of the Debentures at any time. The redemption prices are described under the heading "Description of Debentures -- Optional Redemption" on Page S-14 of this Prospectus Supplement. There is no sinking fund for either series of Debentures.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                                               PER    %
                                               DEBENTURE
                                               DUE 2009     TOTAL
                                              ----------   ------
Public Offering Price                                 %     $
Underwriting Discount                                 %     $
Proceeds to the Company (before expenses)             %     $

Interest on the Debentures will accrue from April   , 1999 to the date of
                                   delivery.


                                 ------------
     The underwriters are offering the Debentures subject to various conditions. The underwriters expect to deliver the Debentures in book-entry form through the facilities of the Depository Trust Company on or about April
  , 1999.

                                 ------------
    BOOK RUNNING LEAD MANAGER               SENIOR CO-MANAGER

SALOMON SMITH BARNEY                                    NATIONSBANC MONTGOMERY
                                                         SECURITIES LLC

FIRST UNION CAPITAL MARKETS CORP. GOLDMAN, SACHS & CO. SUNTRUST EQUITABLE SECURITIES

April   , 1999

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE AFTER THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.
                                 ------------
                               TABLE OF CONTENTS


                                                                                  PAGE
                                                                                 -----
                                PROSPECTUS SUPPLEMENT
    The Company ..............................................................    S-3
    Use of Proceeds ..........................................................    S-3
    Consolidated Ratios of Earnings to Fixed Charges .........................    S-3
    Capitalization ...........................................................    S-4
    Summary Financial Information ............................................    S-5
    Recent Developments ......................................................    S-6
    Management's Discussion and Analysis of Financial Condition and Results of
      Operations .............................................................    S-7
    Description of Debentures ................................................   S-14
    Underwriting .............................................................   S-16

                                  PROSPECTUS

    About This Prospectus .........................................    2
    Where You Can Find More Information About the Company .........    2
    Forward-Looking Statements ....................................    3
    The Company ...................................................    3
    Use of Proceeds ...............................................    3
    Consolidated Ratios of Earnings to Fixed Charges ..............    4
    Description of Debt Securities ................................    4
    Description of Preferred Stock ................................   11
    Description of Common Stock and Class C Common Stock ..........   13
    Plan of Distribution ..........................................   16
    Experts .......................................................   17
    Legal Opinions ................................................   17

       THE PRINCIPAL EXECUTIVE OFFICES OF COCA-COLA BOTTLING CO. CONSOLIDATED ARE LOCATED AT 4100 COCA-COLA PLAZA, (FORMERLY 1900 REXFORD ROAD), CHARLOTTE, NORTH CAROLINA 28211 AND THE COMPANY'S TELEPHONE NUMBER IS
     (704) 551-4400.

                                  THE COMPANY

     Coca-Cola Bottling Co. Consolidated ("the Company") is the second largest Coca-Cola bottler in the United States. In business since 1902, the Company is engaged in the production, marketing and distribution of products made by The Coca-Cola Company, which include some of the most recognized brands in the world. The Company also distributes several other beverage brands, which represent approximately 10% of its sales volume. The Company's product offerings include carbonated soft drinks, teas, juices, isotonics and bottled water.

     The Company's mission is to be the premier soft drink bottler within the Coca-Cola system and the soft drink industry. To this end, since 1984 the Company has expanded its bottling territory beyond North Carolina so that it currently encompasses a significant portion of the southeastern United States. Net sales have increased from $130 million in 1984 to $929 million in 1998, primarily through acquisitions. The Company now bottles approximately 8% of all Coca-Cola bottle/can products produced in the United States.

     The Company's growth has resulted in its becoming a key bottler in the Coca-Cola system. The Coca-Cola Company purchased 20% of the Company's outstanding common stock in 1987 and raised its stake to about 30% in 1989. In 1991, The Coca-Cola Company provided a portion of the financing (now retired) for the Company's purchase of Sunbelt Coca-Cola Bottling Company. In 1993, the Company and The Coca-Cola Company formed Piedmont Coca-Cola Bottling Partnership ("Piedmont"). Piedmont distributes and markets the product offerings listed above in portions of North Carolina and South Carolina. The Company and The Coca-Cola Company each own 50% of Piedmont through their respective subsidiaries. The Company currently provides part of the finished product requirements for Piedmont and receives a fee for managing Piedmont's operations under a management agreement.

     The Company considers selective acquisitions for additional territories on an ongoing basis. To achieve its goals, the Company may engage in further purchases of bottling contract rights and entities possessing such rights and other related transactions designed to facilitate such purchases.


                                USE OF PROCEEDS

     The net proceeds (after deducting the underwriting discount and estimated expenses) to be received by the Company from the sale of the Debentures are estimated to be approximately $248 million. Substantially all of this amount will be used to repay borrowings under the Company's revolving credit facility (the "Credit Facility") and informal lines of credit and for the repayment of other outstanding indebtedness, including medium-term notes, term loans and short-term debt. It is possible, however, that some portion of the proceeds may be used for general corporate purposes, which could include (in addition to repayment of outstanding indebtedness) working capital increases, capital expenditures, acquisitions, and repurchases of the Company's Common Stock. The Credit Facility bears interest at the rate of 5.16% per annum (at March 31, 1999) and matures in December 2002. Approximately $155 million of the indebtedness to be repaid under the Credit Facility and informal lines of credit were utilized to finance the Company's buyout of certain equipment leases in January 1999, with the remainder of such indebtedness having been utilized for general corporate purposes. The refinanced leases had remaining lease terms ranging from less than 12 months to seven years, and future minimum lease payments under these leases totaled approximately $122 million.

     Within the context of its strategic planning process, the Company frequently evaluates opportunities such as acquisitions, divestitures and joint ventures. Except as described herein under "Recent Developments," the Company has no material pending understandings or agreements with respect to acquisitions, divestitures or joint ventures. The Company from time to time, however, may pursue such transactions, and the balance of the proceeds may be used for such purposes.


               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The consolidated ratios of earnings to fixed charges for the Company for its 1998 and 1997 fiscal years were 1.42x and 1.49x, respectively. These ratios have been computed using amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent (50%) owned affiliate. Earnings available for fixed charges represent earnings before income taxes and fixed charges. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of January 3, 1999, and as adjusted. The adjustment reflects the sale of the Debentures and use of the net proceeds as described under "Use of Proceeds." This table should be read in conjunction with the Company's consolidated financial statements and related notes incorporated by reference into the accompanying Prospectus.


                            SUMMARY CAPITALIZATION



                                                                       JANUARY 3, 1999
                                                            -------------------------------------
(DOLLARS IN MILLIONS)                                         ACTUAL    ADJUSTMENTS   AS ADJUSTED
----------------------------------------------------------- ---------- ------------- ------------
SHORT-TERM DEBT:
Current portion of long-term debt .........................  $  30.1     $  (30.1)     $   0.0
LONG-TERM DEBT (LESS CURRENT MATURITIES):
Lines of credit, medium-term notes and other notes payable     121.2       ( 48.7)        72.5
Term loan agreements ......................................    170.0       ( 16.2)       153.8
Other debt ................................................    200.0                     200.0
Debentures being offered ..................................                 250.0        250.0
                                                             -------     --------      -------
TOTAL LONG-TERM DEBT ......................................    491.2        185.1        676.3
                                                             -------     --------      -------
 TOTAL DEBT ...............................................    521.3        155.0        676.3
TOTAL SHAREHOLDER'S EQUITY:
Common stock, $1 par value ................................      9.1                       9.1
Class B Common Stock, $1 par value ........................      3.0                       3.0
Class C Common Stock, $1 par value ........................      0.0                       0.0
Capital in excess of par value ............................     94.7                      94.7
Accumulated deficit .......................................   ( 29.7)                   ( 29.7)
Less: Treasury stock ......................................   ( 61.3)                   ( 61.3)
                                                             -------    ---------      -------
TOTAL SHAREHOLDERS' EQUITY ................................  $  15.8                   $  15.8
TOTAL CAPITALIZATION ......................................  $ 537.1     $  155.0      $ 692.1
                                                             =======     ========      =======
Present Value of Operating Leases .........................    207.0       (155.0)        52.0
                                                             -------     --------      -------
ADJUSTED TOTAL CAPITALIZATION .............................  $ 744.1     $    0.0      $ 744.1
                                                             =======     ========      =======

---------
Source: Company's Fiscal 1998 Form 10-K and projections.

                         SUMMARY FINANCIAL INFORMATION

     The following summary financial information was derived from data contained in the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1999. You should read the summary financial information in conjunction with the Company's consolidated financial statements and related notes incorporated by reference into the accompanying Prospectus. Such information is presented in this Prospectus Supplement for convenience of reference.


                       HISTORICAL FINANCIAL INFORMATION

                          (IN MILLIONS EXCEPT RATIOS)



                                                                  FISCAL YEAR ENDED
                                               --------------------------------------------------------
                                                JANUARY 3, 1999   DECEMBER 28, 1997   DECEMBER 29, 1996
                                               ----------------- ------------------- ------------------
STATEMENTS OF OPERATIONS DATA
Net sales ....................................     $ 928.5            $ 802.1             $ 773.8
Cost of sales ................................       534.9              452.9               436.0
                                                   -------            -------             -------
 Gross margin ................................       393.6              349.2               337.8
Selling expenses .............................       207.2              183.1               177.7
General and administrative expenses ..........        69.0               56.8                58.8
Depreciation expense .........................        36.8               33.7                28.5
Amortization of goodwill and intangibles .....        13.3               12.3                12.3
                                                   -------            -------             -------
Income from operations .......................        67.3               63.3                60.5
Interest expense .............................        40.0               37.5                30.4
Other income (expense), net ..................       ( 4.1)             ( 1.5)              ( 4.4)
                                                   --------           --------            --------
Income before income taxes ...................        23.2               24.3                25.7
Income taxes .................................         8.3                9.0                 9.5
                                                   --------           --------            --------
Net income ...................................     $  14.9            $  15.3             $  16.2
                                                   ========           ========            ========
BALANCE SHEET DATA
Cash and cash equivalents ....................     $   6.7            $   4.4             $   2.9
Total assets .................................       825.2              778.0               702.4
Short-term debt ..............................        30.1               12.0                 0.1
Long-term debt ...............................       491.2              493.8               439.5
Total debt ...................................       521.3              505.8               439.6
Shareholders' Equity .........................        15.8                9.3                22.3
Capitalization ...............................       537.1              515.1               461.9

OTHER DATA
Capital expenditures .........................     $  46.8            $ 100.1             $  30.0
Acquisition expenditures(1) ..................        35.0                3.9                  --
Depreciation and amortization ................        50.0               46.0                40.8
Rental expense ...............................        28.9               23.0                27.0
EBITDAR(2) ...................................       146.3              132.3               128.3
Ratio of earnings to fixed charges(3) ........         1.42x             1.49x               1.54x

---------
(1) Net of cash acquired.

(2) Earnings before interest, taxes, depreciation, amortization and rental expense.

(3) Computed in accordance with Item 503 of SEC Regulation S-K.

                              RECENT DEVELOPMENTS

REFINANCING OF CERTAIN OPERATING LEASES

     On January 15, 1999, the Company purchased approximately $155 million of equipment (principally vehicles and vending equipment) previously leased under various operating lease agreements. The assets purchased will continue to be used in the distribution and sale of the Company's products and will be depreciated over their remaining useful lives, which range from three years to
12.5 years. The Company used a combination of its revolving credit facility and its informal lines of credit with certain banks to finance this purchase.


PENDING ACQUISITION

     Pursuant to an Agreement and Plan of Merger dated as of March 26, 1999, the Company has agreed to acquire all of the outstanding capital stock of Carolina Coca-Cola Bottling Company, Inc. ("Coke Carolina"), a bottler located in Sumter, South Carolina. Under this agreement, the total consideration to be paid for all of the outstanding shares of Coke Carolina Common Stock will be $36,600,000, subject to certain adjustments. If the merger is consummated, each Coke Carolina shareholder may elect to receive his or her proportionate share of the total merger consideration in a combination of (a) shares of the Company's Common Stock, (b) 5.75% Installment Notes of the Company due 2006 and
(c) cash, subject to the requirements that each shareholder must elect to receive at least 3.5% of his or her merger consideration in cash and shares of the Company's Common Stock must compose at least 51%, but not more than 60%, of the total merger consideration.

     On April 6, 1999, the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC") concerning up to 368,457 shares of its Common Stock and up to $16,653,000 principal amount of its 5.75% Installment Notes issuable under the terms of this acquisition. The acquisition is subject to approval by the shareholders of Coke Carolina, and it is expected that a special meeting of the Coke Carolina shareholders will be held for such purpose approximately 30 days following the date that the Company's Registration Statement on Form S-4 is declared effective by the SEC. Subject to customary closing conditions, the closing of the transaction is expected to take place as soon as practicable if approved by the shareholders of Coke Carolina.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS INFORMATION FROM THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 3, 1999. SUCH INFORMATION IS PRESENTED IN THIS PROSPECTUS SUPPLEMENT FOR CONVENIENCE OF REFERENCE AND HAS NOT BEEN SUBSTANTIVELY UPDATED SINCE THE DATE OF SUCH DOCUMENT.


INTRODUCTION

THE COMPANY

     Coca-Cola Bottling Co. Consolidated is engaged in the production, marketing and distribution of products of The Coca-Cola Company, which include the most recognized brands in the world. The Company also distributes several other beverage brands. The Company's product offerings include carbonated soft drinks, teas, juices, isotonics and bottled water.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company has not determined at this time when Statement No. 133 will be adopted. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what effect the adoption of Statement No. 133 will have on the earnings and financial position of the Company.


HISTORY OF ACQUISITIONS

     Since 1984, the Company has expanded its franchise territory throughout the southeastern United States, primarily through acquisitions, increasing its net sales from $130 million in 1984 to $929 million in 1998. The Company is currently the second largest bottler of products of The Coca-Cola Company in the United States. The Company plans to grow in the future through both internal opportunities and selected acquisitions.


RESULTS OF OPERATIONS

THE 1998 YEAR IN REVIEW

     The Company accelerated its rate of growth significantly in 1998 with volume growth of more than 10%, three times the U.S. soft drink industry average. Net sales grew by 16% in 1998, increasing to $929 million. Operating cash flow (defined as income from operations plus non-cash charges for depreciation and amortization) increased by 7% to a record level of $117 million. The Company continued its commitment to the cold drink market with the placement of a record number of new pieces of cold drink equipment in 1998.

     The accelerated volume growth in 1998 was across the Company's key market channels. The volume gains in 1998 were driven by targeted marketing programs with key customers and continued emphasis and investment in cold drink equipment and infrastructure. As in 1997, per capita consumption in the Company's franchise territory increased at a rate in excess of the average for the Coca-Cola bottling system in the U.S. The increase in net sales in 1998 was driven primarily by the accelerated volume growth, as well as a small increase in net selling prices of 0.6% and the impact of a 53rd selling week in 1998. The 1997 fiscal year had 52 weeks.

     Net income for 1998 was down slightly at $14.9 million versus $15.3 million in 1997. During 1998, the Company continued to make significant investments in cold drink equipment and infrastructure to support accelerated growth. The increased equipment and infrastructure costs in 1998 were partially offset by additional marketing funding support from The Coca-Cola Company. The Company believes that these significant investments will help deliver long-term shareholder value.

     The Company continued its strong commitment to expanding its business with capital expenditures of $46.8 million in 1998. The cold drink market continues to be a point of emphasis as it generally provides a solid return on investment and expands the availability of our products.

     Our continued success is attributable to many factors including a strong assortment of brands, a solid relationship with our strategic partner, The Coca-Cola Company, acquisitions, strong internal growth, solid operating performance and a work force of over 6,000 talented individuals working together as a team. The Company continues to focus on its key long-term objectives, including increasing per capita consumption, operating cash flow and long-term shareholder value. We are committed to alignment with The Coca-Cola Company to ensure that we fully utilize our joint resources to maximize our full potential with our consumers and customers.

     Our partnership with The Coca-Cola Company continues to provide our customers and consumers with innovative products and packaging. In 1998, the Company introduced new and enhanced product lines, including expanded Minute Maid offerings and new flavors of both Fruitopia and POWERaDE. Citra was introduced in the first quarter of 1999. Some of the new packaging in 1998 included tie-ins with our NASCAR sponsorship, which proved to be very popular with both customers and consumers. The combination of the new products and packaging, along with our core brands, provide the Company with a line-up of beverage offerings unsurpassed in the industry.


SIGNIFICANT EVENTS OF PRIOR YEARS

     The Company repurchased approximately 930,000 shares of its Common Stock in three separate transactions between December 1996 and February 1997. The repurchase of shares was a significant factor in increased earnings per share in 1997 in spite of lower net earnings.

     On June 1, 1994, the Company executed a management agreement with South Atlantic Canners, Inc. ("SAC"), a manufacturing cooperative located in Bishopville, South Carolina. The Company is a member of the cooperative and receives a fee for managing the day-to-day operations of SAC pursuant to this 10-year management agreement. SAC significantly expanded its operations in 1994 by adding two PET bottling lines. These new bottling lines supply a portion of the Company's volume requirements for finished product in PET containers.

     On July 2, 1993, the Company and The Coca-Cola Company formed Piedmont Coca-Cola Bottling Partnership ("Piedmont") to distribute and market soft drink products of The Coca-Cola Company and other third party licensors, primarily in certain portions of North Carolina and South Carolina. The Company provides a portion of the soft drink products to Piedmont and receives a fee for managing the business of Piedmont pursuant to a management agreement. The Company and The Coca-Cola Company, through their respective subsidiaries, each beneficially own a 50% interest in Piedmont. The Company is accounting for its investment in Piedmont using the equity method of accounting.


1998 COMPARED TO 1997

     NET INCOME

     The Company reported net income of $14.9 million or basic net income per share of $1.78 for fiscal year 1998 compared to $15.3 million or $1.82 basic net income per share for fiscal year 1997. Diluted net income per share in 1998 was $1.75 compared to $1.79 in 1997. The decline in net income is primarily attributable to expenses related to the Company's investment in the infrastructure necessary to support accelerated, long-term growth, partially offset by additional marketing funding support from The Coca-Cola Company. Investments in additional personnel, information systems and cold drink equipment resulted in cost increases. Management believes that these infrastructure investments will enable the Company to generate accelerated growth that should lead to enhanced shareholder value over time.


     NET SALES

     Net sales for 1998 grew by 16% to $929 million compared to $802 million in 1997. The increase was due to broad-based volume growth across key sales channels, an increase in net selling prices of 0.6%, acquisitions of additional bottling territory in Alabama and Virginia and a 53rd week in the Company's 1998 fiscal year. The Company continued to experience strong growth from its carbonated soft drinks with growth of approximately 9% in 1998. Newer products such as SURGE, an expanded line-up of Minute Maid products as well as double-digit growth for Sprite helped drive the growth in carbonated beverages. Sales growth in non-carbonated beverages, including POWERaDE, Fruitopia, tea and bottled water exceeded 70% in 1998. Non-carbonated products now account for 5% of the Company's bottle and can volume.

     Sales to other bottlers increased by 25% during 1998 over 1997 levels, primarily due to additional sales to Piedmont, which experienced significant sales volume growth in 1998. The Company sells finished products to Piedmont at cost.

 COST OF SALES AND OPERATING EXPENSES

     Cost of sales on a per case basis increased by 2.3% in 1998, primarily due to increases in concentrate costs offset somewhat by lower packaging costs. The Company has agreements with its aluminum can suppliers which require the Company to purchase the majority of its aluminum can requirements. These agreements, which extend through the end of 2000 and 2001, also reduce the variability of the cost of cans.

     Selling expenses increased by approximately $24 million or 13% in 1998 over 1997 levels. Increased selling costs resulted from higher sales volume, employment costs for additional sales personnel, a new incentive program for certain employees, additional marketing expenses, higher costs for sales development programs and increased lease expense for cold drink equipment and vehicles. The increase in selling expenses was partially offset by increased marketing funding and infrastructure support from The Coca-Cola Company. The Company has made a significant investment in its sales and technical service infrastructure and anticipates that over time, the increases in sales revenue from these investments will outpace the growth in costs. Selling expenses on a per case basis for 1998 were relatively unchanged from 1997.

     The Company relies extensively on advertising and sales promotion in the marketing of its products. The Coca-Cola Company and other beverage companies that supply concentrates, syrups and finished products to the Company make substantial advertising expenditures to promote sales in the local bottling territories served by the Company. The Company also benefits from national advertising programs conducted by The Coca-Cola Company and other third party licensors. Certain of the marketing expenditures by The Coca-Cola Company and other beverage companies are made pursuant to annual arrangements. Although The Coca-Cola Company has advised the Company that it intends to provide marketing funding support in 1999, it is not obligated to do so under the Company's Master Bottle Contract. Also, The Coca-Cola Company has agreed to provide additional marketing funding under a multi-year program to support the Company's cold drink infrastructure. Total marketing funding and infrastructure support from The Coca-Cola Company and other beverage companies in 1998 and 1997 was approximately $61 million and $42 million, respectively. A portion of the marketing funding and infrastructure support from The Coca-Cola Company is subject to annual performance requirements. The Company was in compliance with all such performance requirements in 1998.

     General and administrative expenses increased by $12 million from 1997. The increase in general and administrative expenses was due to the hiring of additional support personnel and higher employment costs in certain of the Company's labor markets. The Company has made an investment in additional administrative infrastructure to support the accelerated growth of the Company.


     Depreciation expense increased $3 million or 9%. The increase is due to significant capital expenditures over the past several years, including $46.8 million in 1998.


     INVESTMENT IN PARTNERSHIP

     The Company's share of Piedmont's net loss of $.5 million was down from a loss of $1.1 million in 1997. The reduction in Piedmont's net loss reflects improved operating results from Piedmont.


     INTEREST COSTS

     Interest expense increased by $2.5 million or 7% in 1998. The increase is due to additional borrowings used to fund acquisitions and capital expenditures. The Company's overall weighted average borrowing rate for 1998 was 7.1% compared to 7.0% in 1997.


     OTHER INCOME/EXPENSE

     "Other income (expense), net" increased by $2.5 million in 1998. The increase was due primarily to losses on the disposal of cold drink equipment.


     INCOME TAXES

     The effective tax rate for federal and state income taxes was approximately 36% in 1998 versus approximately 37% in 1997. The difference between the effective rate and the statutory rate in 1998 was due primarily to amortization of nondeductible goodwill, state income taxes, nondeductible premiums on officers' life insurance and other nondeductible expenses.

1997 COMPARED TO 1996

     NET INCOME

     The Company reported net income of $15.3 million or basic net income per share of $1.82 for fiscal year 1997 compared to $16.2 million or $1.74 basic net income per share for fiscal year 1996. Diluted net income per share increased from $1.73 in 1996 to $1.79 in 1997. The slight decrease in net income was due to a 2.5% reduction in net selling prices and higher interest costs associated with the Company's repurchase of its Common Stock. The repurchase of Common Stock resulted in an increase in both basic and diluted earnings per share, in spite of reduced net income.


     NET SALES

     The Company had sales in 1997 exceeding $800 million for the first time. Net sales for 1997 increased 4%, reflecting a volume increase of 8% in franchise sales offset by a 2.5% decline in overall net selling prices and a reduction in sales to other bottlers. The Company continued to see strong broad-based growth across most brands and channels. Carbonated soft-drink brands including the flagship brand, Coca-Cola classic, and diet Coke showed solid growth. Sprite volume increased by almost 15%, the fourth consecutive year of double-digit volume growth. The Company's expanding non-carbonated beverage offerings also contributed to the solid volume growth in 1997. Volume in Fruitopia, POWERaDE and Cool from Nestea increased by more than 50% over the prior year.

     Sales volume to other bottlers decreased by 11% during 1997 as compared to 1996 primarily due to South Atlantic Canners, rather than the Company, providing finished products to Piedmont. The Company sells finished products to Piedmont at cost.


     COST OF SALES AND OPERATING EXPENSES

     Cost of sales on a per case basis was virtually unchanged from 1996. The Company benefited from decreases in costs for some of the key raw materials and packaging materials used in its production process. The decreases were offset by increased concentrate prices.

     Selling expenses increased by approximately $5.4 million in 1997, primarily as a result of the significant increase in volume. Selling expenses on a per case basis declined by almost 5% during the year. The decline in selling expenses on a per case basis is partially attributable to the buyout of certain leased equipment in early 1997. The buyout of the leases reduced selling expenses by approximately $4.0 million during the year. The Company experienced a comparable increase in depreciation expense, which is reflected separately.

     General and administrative expenses decreased by $2.0 million in 1997. In 1996, the Company recorded a non-cash, pre-tax charge of approximately $4.4 million related to a retirement benefit awarded to J. Frank Harrison, Jr. This retirement benefit was in recognition of his two decades of leadership as Chairman of the Board of Directors.

     Depreciation expense increased $5.1 million or 18% in 1997. The increase was primarily attributable to the buyout of $66.3 million of leased vending equipment in January 1997. The increase is also due to significant capital expenditures over the past several years.


     INVESTMENT IN PARTNERSHIP

     The Company's share of Piedmont's net loss of $1.1 million was approximately the same as 1996.


     INTEREST COSTS

     Interest expense increased by $7.1 million or 23% in 1997. The significant increase was due to increased levels of long-term debt as a result of the buyout of equipment leases for $66.3 million in January 1997 and the repurchase of approximately 930,000 shares of the Company's Common Stock for $43.6 million in late 1996 and early 1997. The Company's overall weighted average borrowing rate for 1997 was 7.0% compared to 7.1% in 1996.


     OTHER INCOME/EXPENSE

     The decrease in "other income (expense), net" for 1997 was due primarily to the termination of the Company's program to sell its trade accounts receivable in late 1996. The discount on the sale of trade accounts receivable was recorded as other expense in 1996. Other expense included $1.7 million in 1996 related to the discount on the sale of trade accounts receivable.

 INCOME TAXES

     The effective tax rate for federal and state income taxes was approximately 37% in both 1997 and 1996. The difference between the effective rate and the statutory rate was due primarily to amortization of nondeductible goodwill, state income taxes, nondeductible premiums on officers' life insurance and other nondeductible expenses.


FINANCIAL CONDITION


     Working capital decreased by approximately $15.2 million to $4.6 million at January 3, 1999 compared to $19.8 million at December 28, 1997. The change in working capital is primarily due to an increase in the current portion of long-term debt of $18.1 million and an increase in accrued compensation of $5.2 million, partially offset by an increase in accounts receivable from The Coca-Cola Company. The increase in accounts receivable from The Coca-Cola Company relates to additional marketing funding and infrastructure support in 1998. The increase in the current portion of long-term debt is due to the maturing of $28.6 million of the Company's Medium-Term Notes in the first quarter of 1999. The increase in accrued compensation is due to the adoption of new employee incentive programs in 1998.

     Total long-term debt increased to $521.3 million at January 3, 1999 compared to $505.8 million at December 28, 1997. The increase in debt relates to the acquisition of two Coca-Cola bottlers in 1998 for a total of $35.0 million, offset primarily by cash flow from operations.


LIQUIDITY AND CAPITAL RESOURCES

CAPITAL RESOURCES

     Sources of capital for the Company include operating cash flows, bank borrowings, issuance of public or private debt and the issuance of equity securities. Management believes that the Company, through these sources, has sufficient financial resources available to maintain its current operations and provide for its current capital expenditure and working capital requirements, scheduled debt payments, interest and income tax liabilities and dividends for shareholders.


INVESTING ACTIVITIES

     Additions to property, plant and equipment during 1998 were $46.8 million. The Company acquired two Coca-Cola bottlers in northwestern Alabama and southwestern Virginia during 1998 for a total of $35.0 million.

     At the end of 1998, the Company had no material commitments for the purchase of capital assets other than those related to the normal replacement of equipment. The Company considers the acquisition of additional bottling territories on an ongoing basis.


FINANCING ACTIVITIES

     The Company filed a $400 million shelf registration for debt and equity securities that was effective in October 1994. On November 1, 1995, the Company issued $100 million of 6.85% debentures due 2007 pursuant to this shelf registration. The net proceeds from this issuance were used to repurchase $87 million of the Company's Medium-Term Notes due between 1997 and 2002 and to repay other outstanding borrowings. In July 1997, the Company issued an additional $100 million of 7.2% debentures due 2009 under this shelf registration. The proceeds from this offering were used primarily to repay amounts outstanding under the Company's lines of credit. The lines of credit were used as interim financing for the repurchase of Company Common Stock and the buyout of certain operating leases.

     On January 22, 1999, the Company filed a new $800 million shelf registration for debt and equity securities (which includes $200 million of unused availability from the prior shelf registration). The Company has not issued any securities under this shelf registration. The Company expects to use the proceeds from any future offerings under this registration for general corporate purposes, including repayment of debt, future acquisitions, capital expenditures and/or working capital.

     The Company borrows from time to time under informal lines of credit from various banks. On January 3, 1999, the Company had $210 million available under these lines, of which $36.4 million was outstanding. Loans under these lines are made at the sole discretion of the banks at rates negotiated at the time of borrowing.

     In December 1997, the Company extended the maturity of a revolving credit agreement totaling $170 million to December 2002. The agreement contains several covenants that establish minimum ratio requirements related to debt and cash flow. A commitment fee of 1/8% per year on the available amount of the banks' commitment is payable quarterly. There were no amounts outstanding under this facility as of January 3, 1999.

     It is the Company's intent to renew any borrowings under the revolving credit facility and the lines of credit as they mature. To the extent that any borrowings under the revolving credit facility and the informal lines of credit do not exceed the amount available under the Company's $170 million revolving credit facility, they are classified as noncurrent liabilities.

     On January 15, 1999, the Company purchased approximately $155 million of equipment (principally vehicles and vending equipment) previously leased under various operating lease agreements. The assets purchased will continue to be used in the distribution and sale of the Company's products and will be depreciated over their remaining useful lives, which range from three years to
12.5 years. The Company used a combination of its revolving credit facility and its informal lines of credit with certain banks to finance this purchase. As a result of this purchase, the Company's total cost of ownership of this equipment in the future is expected to be slightly lower.


INTEREST RATE HEDGING

     The Company periodically uses interest rate hedging products to cost effectively modify risk from interest rate fluctuations in its underlying debt. The Company has historically altered its fixed/floating rate mix based upon anticipated operating cash flows of the Company relative to its debt level and the Company's ability to absorb increases in interest rates. Sensitivity analyses are performed to review the impact on the Company's financial position and coverage of various interest rate movements. The Company does not use derivative financial instruments for trading purposes.

     The weighted average interest rate of the debt portfolio as of January 3, 1999 was 7.3% compared to 7.1% at the end of 1997. The Company's overall weighted average borrowing rate on its long-term debt was 7.1% in 1998 versus 7.0% in 1997. Approximately 23% of the Company's debt portfolio of $521.3 million was subject to changes in short-term interest rates as of January 3, 1999. See Notes 7 and 8 to the consolidated financial statements for more information.


YEAR 2000

     Since many computer systems and other equipment with embedded chips or processors (collectively, "business systems") use only two digits to represent the year, these business systems may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the Year 2000 issue. The Year 2000 issue can arise at any point in the Company's supply, manufacturing, distribution and financial chains.

     The Company began work on the Year 2000 issue in 1997. The scope of the project includes: ensuring the compliance of all applications, operating systems and hardware on mainframe, personal computer, local area network and wide area network platforms; addressing issues related to non-IT embedded software and equipment; and addressing the compliance and readiness of key suppliers and customers. The project has four phases: assessment of systems and equipment affected by the Year 2000 issue; definition of strategies to address affected systems and equipment; remediation or replacement of affected systems and equipment and testing that each is Year 2000 compliant.

     With respect to ensuring the compliance of all applications, operating systems and hardware on the Company's various computer platforms, the assessment and definition of strategies phases have been completed. It is estimated that 80% of the remediation or replacement phase has been completed with the balance of this phase expected to be completed by the end of the second quarter 1999. The testing phase has begun and is expected to be completed by the end of the third quarter of 1999.

     Approximately 80% of internal application development resources were committed to Year 2000 remediation efforts in 1997 and 1998. The Company expects that approximately 70% of its internal application development resources will be committed to this effort in the first quarter of 1999. The Company has also utilized contract programmers to identify Year 2000 noncompliance problems and modify code.

     With respect to addressing issues related to non-IT embedded software and equipment, which principally exists in the Company's four manufacturing plants, the assessment and definition of strategies phases have been completed. Approximately 50% of the remediation or replacement phase has been completed with the balance of this phase expected to be completed by the middle of the third quarter 1999. Testing is expected to be completed by the end of third quarter 1999.

     The Company relies on third party suppliers for raw materials, water, utilities, transportation and other key services. Interruption of supplier operations due to Year 2000 issues could affect Company operations. We have initiated efforts to evaluate the status of our most critical suppliers' progress. This process of evaluating our critical suppliers is scheduled for completion by mid-1999. Options to reduce the risks of interruption due to supplier failures include identification of alternate suppliers and accumulation of inventory to assure production capability, where feasible or warranted. These activities are intended to provide a means of managing and mitigating risk, but cannot eliminate the potential for disruption due to third party failure.

     The Company is also dependent upon its customers for sales and cash flow. Year 2000 interruptions in our customers' operations could result in reduced sales, increased inventory or receivable levels and cash flow reductions. While these events are possible, the Company's customer base is broad enough to minimize somewhat the effects of a single occurrence. The Company is in the assessment phase with respect to the evaluation of critical customers' progress and is scheduled for completion by mid-1999.

     The Company has begun the process of developing contingency plans for those areas that are critical to our business. These contingency plans will be designed to mitigate serious disruptions to our business flow beyond the end of 1999, where possible. The major efforts related to contingency planning will occur in the first nine months of 1999.

     It is currently estimated that the aggregate cost of the Company's Year 2000 efforts will be approximately $5 million to $6 million, of which approximately $4 million has been spent to date. These costs are being expensed as they are incurred and are being funded through operating cash flow. These costs do not include any costs associated with the implementation of contingency plans, which are in the process of being developed. The costs associated with the replacement of computerized systems, hardware or equipment (currently estimated to be $4 million), substantially all of which would be capitalized, are not included in the above estimates.

     The Company's Year 2000 program is an ongoing process and the estimates of costs and completion dates for various components of the program described above are subject to change.

     The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, the Company is unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition.


FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, as well as information included in, or incorporated by reference from, future filings by the Company with the Securities and Exchange Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such "forward-looking statements" include information relating to, among other matters, the Company's future prospects, developments and business strategies for its operations. These forward-looking statements are identified by their use of terms and phrases such as "expect", "estimate", "project", "believe" and similar terms and phrases. Such forward-looking statements are contained in various sections of this Prospectus Supplement and in the documents incorporated herein by reference. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from that suggested or described in this Prospectus Supplement or in such other documents. These risks include, but are not limited to (A) risks associated with any changes in the historical level of marketing funding support which the Company receives from The Coca-Cola Company, (B) risks associated with interruptions in the Company's business operations as a result of any failure to adequately correct the Year 2000 computer problem in any systems or equipment of the Company or one of its major suppliers or customers and (C) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. You are cautioned that any such statements are not guarantees of future performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those expected, estimated or projected.

                           DESCRIPTION OF DEBENTURES

     This description of particular terms of the Debentures supplements and replaces (if inconsistent with), the description of the general terms and provisions of the Debt Securities under the caption "Description of Debt Securities" in the accompanying Prospectus. Capitalized terms used in this Prospectus Supplement that are not otherwise defined shall have the meanings ascribed to them in the accompanying Prospectus.


GENERAL

     The Debentures will constitute a series of Debt Securities and will be issued under the Indenture as described in the accompanying Prospectus.

     The    % Debentures will mature on      , 2009 and will bear interest from
     , 1999 at the rate of    % per annum, payable semiannually in arrears on
     and      of each year, commencing on      , 1999. Interest on these
Debentures will be payable to the persons in whose names such Debentures are registered at the close of business on the applicable preceding and . Interest payable on the Debentures will be calculated on the basis of a 360-day year consisting of twelve 30-day months.


RANKING

     The Debentures will be unsecured senior obligations of the Company, ranking the same as other unsecured senior obligations of the Company. As of January 3, 1999, the Company had $521.3 million of debt that would rank the same as the Debentures, approximately $95 million of which would be repaid with the proceeds of the offering of the Debentures. The Indenture does not limit the incurrence of unsecured debt by the Company or its subsidiaries. The Debentures will be effectively subordinated to any secured debt of the Company, to the extent of the value of the assets securing such debt. The Indenture permits, subject to certain limitations, the Company and its Restricted Subsidiaries (as defined in the Indenture) to incur secured debt.


SINKING FUND

     There will be no sinking fund.


OPTIONAL REDEMPTION

     The Debentures will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of Debentures. The redemption prices will be equal to the greater of (1) 100% of the principal amount of the Debentures to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the Treasury Rate (as defined
below) plus     basis points       . In the case of each of clause (1) and (2),
accrued interest will be payable to the redemption date.

     "Treasury Rate" means, with respect to any redemption date for the Debentures, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that established yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures.

     "Comparable Treasury Price" means, with respect to any redemption date,
(A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Independent Investment Banker" means Salomon Smith Barney Inc., its successor, or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of reputation and stature substantially the same as that of Salomon Smith Barney Inc. at the date of issue of the Debentures appointed by the Trustee after consultation with the Company.

     "Reference Treasury Dealer" means (1) each of Salomon Smith Barney, Inc., NationsBanc Montgomery Securities LLC, Goldman, Sachs & Co., First Union Capital Markets Corp. and SunTrust Equitable Securities and their respective successors, provided, however, that if any of such firms shall cease to be primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer and (2) any two other Primary Treasury Dealers selected by the Company.

     "Remaining Schedule Payments" means, with respect to any Debenture, the remaining scheduled payments of principal of and interest on such Debenture that would be due after the related redemption date but for such redemption. If such redemption is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment on such Debenture will be reduced by the amount of interest accrued on such Debenture to such redemption date.

     On and after the redemption date, interest will cease to accrue on the Debentures or any portion of the Debentures called for redemption (unless the Company defaults in the payment of the redemption price and accrued interest). On or before the redemption date, the Company will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price and accrued interest on the Debentures to be redeemed on such date. If less than all the Debentures are to be redeemed, the Debentures to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.


ISSUANCE AND SETTLEMENT

     The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000, and will be issued in book-entry form. Except as set forth in the Prospectus under "Description of Debt Securities -- Global Securities", book-entry Debentures will not be issuable in certificate form. See "Book-Entry System" below.

     Settlement for the Debentures will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. The Debentures will be in the Same-Day Funds Settlement System of The Depository Trust Company and, to the extent that any secondary market trading in the Debentures is effected through the facilities of such Depositary, such trades will be settled in immediately available funds. There can be no assurance of the existence of any secondary trading market for the Debentures. See "Underwriting" below.


TRUSTEE

     Citibank, N.A., the Trustee under the Indenture, has normal commercial banking relationships with the Company.


PAYMENT OF PRINCIPAL AND INTEREST

     Principal of and interest on the Debentures will be payable, and the transfer of the Debentures will be registrable, at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. In addition, payment of interest may, at the option of the Company, be made by check mailed to the Holders of such Debentures at the address of each such Holder as it appears on the Security Register.

DEFEASANCE

     The defeasance provisions described in the Prospectus will not be applicable to the Debentures.


REGISTERED GLOBAL SECURITY

     The Debentures will be represented by a global security registered in the name of The Depository Trust Company (the "Depositary") or its nominee. The Depositary or its nominee will maintain a record, on its book entry registration and transfer system, of the principal amounts of Debentures that are beneficially owned by participants in that system and represented by the registered global security. A description of the depositary arrangements generally applicable to the Debentures is set forth in the accompanying Prospectus under the caption "Description of the Debt Securities -- Global Securities." The Depositary has confirmed to the Company, the underwriters and the Trustee that it intends to follow such procedures. The Debentures will not be issued in definitive form except as described in the accompanying Prospectus.

     The Depositary has advised the Company and the underwriters as follows:
The Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives), together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Commission.


                                 UNDERWRITING

     Subject to the terms and conditions stated in the Underwriting Agreement
dated        among the Company, Salomon Smith Barney Inc, NationsBanc
Montgomery Securities LLC, Goldman, Sachs & Co., First Union Capital Markets Corp. and SunTrust Equitable Securities Corporation, each of the underwriters named below has severally agreed to purchase, and the Company has agreed to sell to such underwriter, the principal amount of Debentures set forth opposite the name of such underwriter.



                                                        PRINCIPAL AMOUNT
UNDERWRITER                                            OF     % DEBENTURES
------------                                          --------------------
Salomon Smith Barney Inc. .........................
NationsBanc Montgomery Securities LLC .............
Goldman, Sachs & Co. ..............................
First Union Capital Markets Corp. .................
SunTrust Equitable Securities Corporation .........
                                                      --------------------
 Total ............................................   $
                                                      ====================

     The Underwriting Agreement provides that the obligations of the several underwriters to purchase the Debentures included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all of the Debentures if they purchase any of the Debentures.

     The underwriters propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to offer some of the Debentures to certain dealers at the public
offering price less a concession not in excess of    % of the principal amount
of the Debentures. The underwriters may allow, and such dealers may reallow, a
discount not in excess of    % of the principal amount of the Debentures on
sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

     The Debentures are a new issue of securities with no established trading market. The Company presently does not intend to apply for listing of the Debentures on any national securities exchange or in the interdealer quotations system of the National Association of Securities Dealers. The Company has been advised by the underwriters that they intend to make a market in the Debentures but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the existence or liquidity of any trading market for the Debentures.

     The underwriting discounts and commissions to be paid to the underwriters
by the Company in connection with this offering will be    % per Debenture, for
a total of $   . In addition, the Company estimates that it will incur other offering expenses of approximately $  .

     The underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking, and investment banking services for the Company from time to time, for which they have received or will receive customary fees. The underwriters may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of business.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Debentures in excess of the number of Debentures to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of Debentures made for the purpose of preventing or retarding a decline in the market price of the Debentures while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases Debentures originally sold by that syndicate member in covering syndicate short positions. Stabilizing transactions and syndicate covering transactions may cause the prices of the Debentures to be higher than they would otherwise be in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                      (This Page Intentionally Left Blank)

PROSPECTUS
[COCA-COLA BOTTLING CO. CONSOLIDATED LOGO APPEARS HERE.]



COCA-COLA BOTTLING CO.
CONSOLIDATED

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                             CLASS C COMMON STOCK

                                ---------------
     Coca-Cola Bottling Co. Consolidated (the "COMPANY", which may be referred to herein as "we" or "us"), is a Delaware corporation and is the second largest Coca-Cola bottler in the United States. The Company's principal executive offices are located at 1900 Rexford Road, Charlotte, North Carolina, 28211, Telephone (704) 551-4400. This Prospectus may be used by the Company to offer and sell, together or separately, one or more of the following types of its securities (collectively, the "SECURITIES"):


     o Debt Securities (in one or more series)


     o Preferred Stock (in one or more classes or series)


     o Common Stock, $1.00 par value per share


     o Class C Common Stock, $1.00 par value per share


     These Securities will have an aggregate initial public offering price not to exceed $800,000,000, and will be offered and sold at prices and on terms to be determined at the time of sale. The specific terms of the Securities for which this Prospectus is being delivered (the "OFFERED SECURITIES") will be set forth in an accompanying supplement to this Prospectus (the "PROSPECTUS SUPPLEMENT"). These terms may include, where applicable, the initial public offering price of the Offered Securities, the net proceeds to the Company and whether the Offered Securities will be listed on any securities exchange.


     As described in more detail in the Prospectus Supplement, the Securities may be offered through an underwriter or underwriting syndicates represented by one or more managing underwriters, or through dealers. The Securities may also be sold directly or through agents to investors. See "PLAN OF DISTRIBUTION".


     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.


                                ---------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                ---------------
                THE DATE OF THIS PROSPECTUS IS JANUARY 22, 1999.

                             ABOUT THIS PROSPECTUS

     This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "COMMISSION" or "SEC") utilizing a "shelf" registration process. Under this shelf process, we may from time to time over approximately the next two years, sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $800,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

     This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement also may add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with additional information described under the heading "Where You Can Find More Information About the Company" beginning below on page 2 of this Prospectus.

     YOU SHOULD RELY ONLY ON THE INFORMATION OR REPRESENTATIONS INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU MAY OBTAIN COPIES OF THE REGISTRATION STATEMENT, OR OF ANY DOCUMENT WHICH WE HAVE FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OR TO ANY OTHER SEC FILING, EITHER FROM THE SEC OR FROM THE CHIEF FINANCIAL OFFICER OF THE COMPANY AS DESCRIBED BELOW. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATES PRINTED ON THE FRONT OF EACH SUCH DOCUMENT.


                            WHERE YOU CAN FIND MORE
                         INFORMATION ABOUT THE COMPANY

     The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings also are available to the public from the SEC's worldwide web site at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. The "file number" used by the SEC to identify documents filed by the Company is 0-9286. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

   (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997;

   (2) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 29, 1998, June 28, 1998 and September 27, 1998; and

   (3) the description of the Company's Common Stock contained in its registration statement on Form 8-A filed January 29, 1973, as updated from time to time by the Company's subsequent filings with the Securities and Exchange Commission.

     You may request a copy of these filings, at no cost, by writing or telephoning the Company's Chief Financial Officer at the following address:

                                David V. Singer
                  Vice President and Chief Financial Officer
                      Coca-Cola Bottling Co. Consolidated
                               1900 Rexford Road
                        Charlotte, North Carolina 28211
                           Telephone: (704) 551-4400

                          FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by the Company with the Commission, as well as information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such "forward-looking statements" include information relating to, among other matters, the Company's future prospects, developments and business strategies for its operations. These forward-looking statements are identified by their use of terms and phrases such as "expect", "estimate", "project", "believe", and similar terms and phrases. Such forward-looking statements are contained in various sections of this Prospectus and in the documents incorporated herein by reference. These statements are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances, and involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from that suggested or described in this Prospectus or in such other documents. These risks include, but are not limited to (A) risks associated with any changes in the historical level of marketing support which the Company receives from The Coca-Cola Company, (B) risks associated with interruptions in the Company's business operations as a result of any failure to adequately correct the Year 2000 computer problem in any systems of the Company or one of its major suppliers or customers and (C) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. Investors are cautioned that any such statements are not guarantees of future performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary from those expected, estimated or projected.


                                  THE COMPANY

     The Company produces, markets and distributes carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. The Company has been in the soft drink manufacturing business since 1902. The Company has grown significantly since 1984. During this time period, the Company has made several acquisitions which have resulted in its becoming the second largest Coca-Cola bottler in the United States.

     At present, the Company (including its subsidiaries and its 50% owned affiliate) holds rights under bottle contracts to produce and market carbonated soft drinks, primarily products of The Coca-Cola Company, within certain territories in the states of Alabama, Florida, Georgia, Kentucky, Mississippi, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia and West Virginia. The Company also produces and distributes certain other brands of soft drinks within such territories. A portion of these soft drink distribution and marketing operations (primarily in parts of North Carolina and South Carolina) are conducted through Piedmont Coca-Cola Bottling Partnership ("PIEDMONT"), a joint venture owned equally by the Company and The Coca-Cola Company through their respective subsidiaries. The Company sold and contributed certain territories to Piedmont upon its formation. The Company currently provides part of the finished product requirements for Piedmont and receives a fee for managing Piedmont's operations under a management agreement.

     The Company considers selective acquisitions for additional territories on an ongoing basis. To achieve its goals, the Company may engage in further purchases of bottling contract rights and entities possessing such rights and other related transactions designed to facilitate such purchases.

     The Company's principal executive offices are located at 1900 Rexford Road, Charlotte, North Carolina, 28211, and its telephone number is (704) 551-4400.


                                USE OF PROCEEDS

     The net proceeds we receive from the sale of Securities offered by this Prospectus and the accompanying Prospectus Supplement will be used for general corporate purposes. General corporate purposes may include the repayment of debt, investments in or extensions of credit to our subsidiaries, the financing of future acquisitions or capital expenditures, and working capital. The net proceeds also may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose. The Company is engaged in an ongoing program of selective acquisitions for additional territories and regularly evaluates the desirability of making such acquisitions. Except as may be specifically set forth in the accompanying Prospectus Supplement, the Company has no understandings or agreements with respect to any specific significant acquisition or investment.


               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

   The consolidated ratios of earnings to fixed charges for the Company are as follows:



                                                 NINE MONTHS
                                                    ENDED                                 FISCAL YEAR ENDED(1)
                                      --------------------------------- ------------------------------------------------------
                                       SEPT. 27, 1998   SEPT. 28, 1997     1997       1996       1995       1994       1993
                                      ---------------- ---------------- ---------- ---------- ---------- ---------- ----------
Ratio of Earnings to Fixed Charges ..        1.57x            1.67x         1.49x      1.54x      1.51x      1.54x      1.59x

---------
(1) The Company's fiscal year ends on the Sunday nearest December 31.

     The above ratios have been computed using amounts for the Company, its consolidated subsidiaries and its proportionate share of losses incurred by its fifty percent (50%) owned affiliate. Earnings available for fixed charges represent earnings before income taxes, extraordinary items and fixed charges. Fixed charges represent interest incurred plus that portion of rental expense deemed to be the equivalent of interest.


                        DESCRIPTION OF DEBT SECURITIES

     The Debt Securities which the Company may offer under this Prospectus will be issued under an Indenture dated as of July 20, 1994 between the Company and NationsBank of Georgia, National Association, as Trustee (the "TRUSTEE"), as supplemented and restated by a Supplemental Indenture dated March 3, 1995 between the Company and the Trustee. All references in this Prospectus and in the accompanying Prospectus Supplement to the "Indenture" are to the Indenture as so supplemented. By mutual agreement among the parties involved, as of September 15, 1995, Citibank, N.A. succeeded to all of the rights, powers, duties and obligations of NationsBank of Georgia, N.A. as Trustee under the Indenture. All references in this Prospectus and in the accompanying Prospectus Supplement to the "Trustee" refer to Citibank, N.A. and to any other entity that subsequently may replace Citibank, N.A. as Trustee under the Indenture.

     The following summaries of certain provisions of the Indenture are not complete. These summaries are qualified in their entirety by reference to the full provisions of the Indenture. The Indenture is filed as an exhibit to the registration statement of which this Prospectus is a part (Registration Statement File No. 333-71003; the "REGISTRATION STATEMENT"). Section references set forth below or in any accompanying Prospectus Supplement refer to such Sections in the Indenture, which Sections are incorporated herein or therein by reference. Capitalized terms, unless otherwise defined herein or in any Prospectus Supplement, have the meanings assigned to them in the Indenture. Such definitions are incorporated herein by reference.

     The Debt Securities may be issued from time to time in one or more series. The Prospectus Supplement relating to each such series will describe the particular terms of that series of Debt Securities.


GENERAL

     The Indenture does not limit the aggregate amount of Debt Securities that the Company may issue. We may issue Debt Securities (in one or more series) up to the principal amount authorized by us from time to time for each such series. The Debt Securities will be unsecured obligations of the Company and will rank equally and ratably with other unsecured and unsubordinated indebtedness of the Company.

     Additional terms to be described in an accompanying Prospectus Supplement for any series of Debt Securities with respect to which this Prospectus is being delivered ("OFFERED DEBT SECURITIES") are:

   o the title and aggregate principal amount of the Offered Debt Securities;


   o whether the Offered Debt Securities will be issued in whole or in part in global form and, if so, the name of the Depositary;

   o the issue price or prices for the Offered Debt Securities (expressed as a percentage of their aggregate principal amount);

   o the date or dates on which the principal of the Offered Debt Securities is payable;

   o the applicable interest rate or rates (if any), and the date or dates from which any such interest will accrue;

   o the Interest Payment Dates on which any such interest will be payable and the Regular Record Date with respect thereto;

   o any obligation of the Company to redeem or repay the Offered Debt Securities pursuant to sinking fund or similar provisions, or at the option of a holder of such securities, and the prices and other terms and conditions applicable to any such redemption or repurchase;

   o each office or agency for the payment of principal and any premium and interest on the Offered Debt Securities (subject to the terms of the Indenture as described below under "Payment and Paying Agents");

   o each office or agency where the Offered Debt Securities may be presented for registration of transfer or exchange (subject to the terms of the Indenture as described below under "Denominations; Registration of Transfers and Exchange");

   o the terms and conditions upon which the Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company, or repaid at the option of the Holder, prior to Stated Maturity (including, in the case of an Original Issue Discount Security, the information necessary to determine the amount due upon redemption or repayment);

   o whether the Offered Debt Securities will be issuable in any denominations other than $1,000 and any integral multiple thereof;

   o the portion of the principal amount of Offered Debt Securities that shall be payable upon declaration of acceleration of maturity (if other than the principal amount thereof);

   o the application, if any, of either or both of the sections of the Indenture relating to defeasance to the Offered Debt Securities; and

   o any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture.

     Some of the Debt Securities may be issued as Original Issue Discount Securities. Original Issue Discount Securities bear no interest or bear interest at a below-market rate and will be sold at a substantial discount below their stated principal amount. Special federal income tax considerations applicable to any Debt Securities issued at an original issue discount, including Original Issue Discount Securities, will be described in the accompanying Prospectus Supplement relating thereto. Persons considering the purchase, ownership or disposition of any Original Issue Discount Securities should consult their own tax advisors concerning the United States Federal income tax consequences to them with regard to such purchase, ownership or disposition in light of their particular situations, as well as any consequences arising under the laws of any other taxing jurisdiction.


DENOMINATIONS; REGISTRATION OF TRANSFERS AND EXCHANGE

     Debt Securities of a given series will be issued only in fully registered form without coupons in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the related Prospectus Supplement. (SECTION 302)

     Debt Securities may be presented for registration of transfer or for exchange (duly endorsed or accompanied by a written instrument of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for any series of Debt Securities and referred to in the applicable Prospectus Supplement. Such transfer or exchange will be made without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. The Trustee is the initial Security Registrar. (SECTION 305) If a Prospectus Supplement states that the Company has designated any transfer agents (in addition to the Security Registrar) with respect to any series of Debt Securities, we may at any time rescind the designation of such transfer agent(s) or approve a change in the location through which such transfer agent(s) act. The Company, however, will be required to maintain a transfer agent in each place where principal and any premium and interest in respect of any such series are payable. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (SECTION 1002)

     If we redeem Debt Securities of any series, the Company will not be required to (A) issue, register the transfer of or exchange Debt Securities of such series during a period beginning at the opening of business 15 days before the mailing of the applicable notice of redemption and ending at the close of business on the day of such mailing, or (B) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (SECTION
305)

PAYMENT AND PAYING AGENTS

     Payment of principal of and any premium and interest on Debt Securities will be made at the office of a Paying Agent or Paying Agents designated by the Company from time to time. We also may elect to pay interest by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. The Company will pay any interest due on Debt Securities on any interest payment date to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (SECTION 307)

     The principal office of the Paying Agent will be designated as the Company's Paying Agent for payments with respect to Debt Securities. Any other Paying Agents initially designated by the Company for the Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each place where principal and any premium or interest in respect of such series of Debt Securities are payable. (SECTION 1002)

     All moneys paid by the Company to the Trustee or a Paying Agent for the payment of principal of and any premium or interest on any Debt Security which remain unclaimed for two years after such amounts have become due and payable may be paid to the Company. Thereafter, the holder of such Debt Security, as a general unsecured creditor, may look only to the Company for payment of such amounts. (SECTION 1003)


GLOBAL SECURITIES

     The Debt Securities of any series may be issued in the form of one or more fully registered securities in global form (a "GLOBAL SECURITY"). Any such Global Security will be deposited with, or on behalf of, a depositary (the "DEPOSITARY") identified in the Prospectus Supplement relating to such series. Such Global Securities will be issued in a denomination or aggregate denominations in an amount equal to the aggregate principal amount of all outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to (A) a nominee of such Depositary (or between such nominees) or (B) to a successor of such Depositary or a nominee of such successor Depositary. (SECTION 305)

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of a Global Security, and the deposit of such Global Security with or on behalf of the applicable Depositary, such Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("PARTICIPANTS"). Such accounts will be designated
(A) by the underwriters or agents for such Debt Securities or (B) by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. The beneficial interests of participants in such Global Security will be shown on, and the transfer of such ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. The ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participant. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. The limitations imposed by these laws may impair the ability of owners to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner or Holder of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the individual Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture. (SECTION 104) The Company understands that, under existing industry practices, if the Company requests any action of Holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action that a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners who own through them.

     Principal, premium, if any, and interest payments on individual Debt Securities represented by a Global Security held by a Depositary or its nominee will be made by us to the Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records of the Depositary or any nominee or participant relating to, or payments made on account of, beneficial ownership interests in any such Global Security or Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (SECTION 308)

     The Company understands that, under existing industry practices, the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest with respect to a definitive Global Security representing any of such Debt Securities, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. In addition, we may at any time and in our sole discretion (subject to any limitations described in the Prospectus Supplement relating to such Debt Securities) determine not to have the Debt Securities of a series represented by one or more Global Securities. In such event, the Company will issue individual Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such series of Debt Securities. (SECTION 305)

     Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company and to the Depositary for such Global Security, receive Debt Securities of such series in definitive form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in such owner's name and will be entitled to physical delivery of such Debt Securities in definitive form. Any Debt Securities so issued in definitive form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only without coupons. (SECTION 305)


CERTAIN COVENANTS OF THE COMPANY

     CERTAIN DEFINITIONS APPLICABLE TO COVENANTS (SECTION 101):

   o "SUBSIDIARY" of the Company is defined as a corporation more than 50% of the voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company.

   o "RESTRICTED SUBSIDIARY" is defined as a Subsidiary of the Company which
     (1) owned a Principal Property as of the date of the Indenture, or (2) acquires a Principal Property after such date from the Company or a Restricted Subsidiary other than for cash equal to such property's fair market value as determined by the Board of Directors of the Company, or
     (3) acquires a Principal Property after such date by purchase with funds substantially all of which are provided by the Company or a Restricted Subsidiary or with the proceeds of indebtedness for money borrowed, which indebtedness is guaranteed in whole or in part by the Company or a Restricted Subsidiary, or (4) is a party to any contract with respect to the bottling, canning, packaging or distribution of soft drinks or soft drink products (unless such contract, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

   o "PRINCIPAL PROPERTY" is defined to mean any bottling, distribution or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by the Company or any Subsidiary, the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 3% of Consolidated Net Tangible Assets (other than any such facility which, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

   o "ATTRIBUTABLE DEBT" is defined to mean the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the rate per annum equal to the weighted average interest rate borne by the Debt Securities.

   o "CONSOLIDATED NET TANGIBLE ASSETS" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities, and (2) goodwill and like intangibles of the Company and its consolidated subsidiaries.


     RESTRICTIONS ON DEBT

     The Company:

   (1) will not itself, and will not permit any Restricted Subsidiary to, incur or guarantee any evidence of any indebtedness for money borrowed ("DEBT") secured by a mortgage, pledge or lien ("MORTGAGE") on any Principal Property of the Company or any Restricted Subsidiary, or on any share of capital stock or Debt of any Restricted Subsidiary, without securing or causing such Restricted Subsidiary to secure the Debt Securities equally and ratably with (or, at the Company's option, prior to) such secured Debt, and

   (2) will not permit any Restricted Subsidiary to incur or guarantee any unsecured Debt or to issue any preferred stock, in each instance unless the aggregate amount of (A) all such Debt, (B) the aggregate preferential amount to which such preferred stock would be entitled on any involuntary distribution of assets and (C) all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets.

     The above restrictions DO NOT apply to any of the following, which will be excluded from Debt in any computation under such restrictions:

   o Debt secured by Mortgages on property of, or on any shares of capital stock or Debt of, any corporation, and unsecured Debt of any corporation, existing at the time such corporation becomes a Restricted Subsidiary,

   o Debt secured by Mortgages in favor of the Company or a Restricted Subsidiary and unsecured Debt payable to the Company or a Restricted Subsidiary,

   o Debt secured by Mortgages in favor of governmental bodies to secure progress or advance payments,

   o Debt secured by Mortgages on property, shares of capital stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or incurred within certain time limits to finance the acquisition thereof or construction thereon,

   o unsecured Debt incurred within certain time limits to finance the acquisition of property, shares of capital stock or Debt (other than shares of capital stock or Debt of the Company) or to finance construction on such property,

   o Debt secured by Mortgages securing industrial revenue bonds, or

   o any extension, renewal or replacement of any Debt referred to in any of the foregoing exceptions.

       In addition, the above restrictions do not apply to any issuance of preferred stock by a Restricted Subsidiary to the Company or another Restricted Subsidiary, provided that such preferred stock shall not thereafter be transferrable to any person other than the Company or a Restricted Subsidiary. (SECTION 1006)


     RESTRICTIONS ON SALES AND LEASEBACKS

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless, after giving effect to such transaction, the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to all such transactions plus all Debt to which SECTION 1006 is applicable (as described in "Restrictions on Debt" above) would not exceed 10% of Consolidated Net Tangible Assets.

     This restriction does not apply to any of the following, which shall be excluded in any computation of Attributable Debt under such restriction, Attributable Debt with respect to any sale and leaseback transaction if:

   o the lease is for a period not in excess of three years, including renewal rights,

   o the sale or transfer of the Principal Property is made within a specified period after the later of its acquisition or construction,

   o the lease secures or relates to industrial revenue or pollution control bonds,

   o the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or

   o the Company or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary ranking on a parity with or senior to the Debt Securities, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased in such sale and leaseback transaction, an amount not less than the greater of (A) the net proceeds of the sale of the Principal Property so leased, or (B) the fair market value of the Principal Property leased. In lieu of applying the proceeds of such sale to the retirement of Funded Debt, the Company may receive credit for (1) the principal amount of any Debt Securities (or other notes or debentures constituting Funded Debt of the Company or a Restricted Subsidiary) delivered within such 180-day period to the applicable trustee for retirement and cancellation, and (b) the principal amount of any other Funded Debt voluntarily retired within such 180-day period. (SECTION 1007)



EVENTS OF DEFAULT AND REMEDIES

     The Indenture defines an "Event of Default" whenever used therein with respect to Debt Securities of any series as one or more of the following events:

   (1) default in the payment of interest, if any, on Debt Securities of such series for 30 days after becoming due;

   (2) default in the payment of principal of (or premium, if any, on) Debt Securities of such series when due;

   (3) default in the deposit of any sinking fund when and as due by the terms of Offered Debt Securities;

   (4) default in the performance of any other covenant for 90 days after notice;

   (5) certain events of bankruptcy, insolvency or reorganization;

   (6) a default under, or the acceleration of the maturity date of, any bond, debenture, note or other evidence of indebtedness of the Company or any Restricted Subsidiary (other than the Debt Securities of such series) or a default under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed and the expiration of any applicable grace period specified in such evidence of indebtedness, indenture or other instrument, if the aggregate amount of indebtedness with respect to which such default or acceleration has occurred exceeds $1.0 million; and

   (7) any other Event of Default provided with respect to Debt Securities of such series.

     If any Event of Default described above shall occur and be continuing, then either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if any of the Offered Debt Securities are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of all of the Offered Debt Securities to be due and payable immediately. (SECTIONS 501 AND 502)

     The Indenture provides that the Trustee, within 90 days after the occurrence of a default with respect to any series of Debt Securities, shall notify the Holders of Debt Securities of that series of all uncured defaults known to it (the term default to mean any event specified above which is, or after notice or lapse of time or both would become, an Event of Default with respect to the Offered Debt Securities). Except, however, in the case of default in the payment of the principal of (or premium, if any) or interest on any Debt Securities or in the payment of any sinking fund installment with respect to the Offered Debt Securities, the Trustee is permitted to withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of Debt Securities. (SECTION 602)

     The Company is required annually to furnish the Trustee with a certificate by certain officers of the Company stating whether or not, to the best of their knowledge, the Company is in default in the fulfillment of its covenants under the

Indenture. If there has been a default in the fulfillment of any such covenant, the certificate must specify the nature and status of each such default. (SECTION 1005)

     The Holders of a majority in principal amount of the outstanding Offered Debt Securities (voting as one class) will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Offered Debt Securities, and to waive certain defaults. (SECTIONS 512 AND 513)

     The Indenture provides that, if an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (SECTION 601)

     Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of Debt Securities, unless such Holders first offer to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. (SECTION 603)


CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person unless:

   (1) that person (including the successor corporation) is a corporation organized under the laws of the United States of America or any State or the District of Columbia;

   (2) that person (including the successor corporation) assumes by supplemental Indenture all of the Company's obligations on Debt Securities outstanding at that time; and

   (3) after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing.

     The Indenture further provides that no such consolidation or merger of the Company with or into any other corporation and no conveyance or transfer of all or substantially all of its property to any person may be made if, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions of SECTION 1006 (see "Restrictions on Debt") unless the Debt Securities are secured equally and ratably with (or, at the Company's option, prior to) the Debt secured by such Mortgage by a lien upon such Principal Property. (SECTION 801)


DEFEASANCE

     The accompanying Prospectus Supplement will state whether any defeasance provision will apply to any Offered Debt Securities which are the subject thereof.

     The Indenture provides, if such provision is made applicable to the Debt Securities of any series pursuant to SECTION 301 of the Indenture, that the Company may elect either:

   (A) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities and to hold moneys for payment in trust) ("DEFEASANCE") or

   (B) to be released from its obligations with respect to such Debt Securities under SECTIONS 501(5), 1006 and 1007 of the Indenture (being the cross-default provisions described in clause (6) under "EVENTS OF DEFAULT AND REMEDIES" and the restrictions described under "Restrictions on Debt" and "Restrictions on Sales and Leasebacks", respectively) ("COVENANT DEFEASANCE"), upon the deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest, if any, on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates for such payments. In the case of defeasance, the Holders of such Debt Securities will be entitled to receive payments in respect of such Debt Securities solely from such trust. Such a trust may only be established if, among other things, the Company has delivered to the

Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under clause (A) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture. The accompanying Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance with respect to the Debt Securities of a particular series. (ARTICLE THIRTEEN)


MODIFICATION

     Modifications and amendments of the Indenture may be made by the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities issued under the Indenture which are affected by the modification or amendment (which Holders, in the case of a Global Security, shall be the Depositary appointed therefor), provided that no such modification or amendment may, without the consent of each Holder of any Debt Security affected thereby:

   (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, such Debt Security;

   (2) reduce the principal amount of (or premium, if any) or the interest, if any, on such Debt Security or the principal amount due upon acceleration of an Original Issue Discount Security;

   (3) change the place or currency of payment of principal (or premium, if any) or interest, if any, on such Debt Security;

   (4) impair the right to institute suit for the enforcement of any such payment on or with respect to such Debt Security;

   (5) reduce the above-stated percentage of Holders of Debt Securities necessary to modify or amend the Indenture; or

   (6) modify the foregoing requirements or reduce the percentage of outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (SECTION 902)


THE TRUSTEE

     Citibank, N.A., is the Trustee under the Indenture. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee in the normal course of the Company's business.


                        DESCRIPTION OF PREFERRED STOCK

     Under the Company's Restated Certificate of Incorporation (the "CERTIFICATE OF INCORPORATION"), the Company's Board of Directors (without any further vote or action by the Company's stockholders) may authorize the issuance, in one or more series, of up to (A) 50,000 shares of Convertible Preferred Stock having a par value of $100.00 per share; (B) 50,000 shares of Non-Convertible Preferred Stock having a par value of $100.00 per share; and
(C) 20,000,000 shares of Preferred Stock having a par value of $0.01 per share (collectively, the "PREFERRED STOCK"). The Board of Directors is authorized to fix the number of shares, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each series of Preferred Stock by resolution authorizing the issuance of such series. As of the date of this Prospectus, there were no shares of Preferred Stock issued and outstanding.

     The description below sets forth certain general terms and provisions of each of the three classes of the Company's Preferred Stock to which a Prospectus Supplement may relate. The specific terms of any series of Preferred Stock in respect of which this Prospectus is being delivered (the "OFFERED PREFERRED STOCK") will be described in the accompanying Prospectus Supplement relating to such Offered Preferred Stock. The following summaries of certain provisions governing the Company's preferred stock are not complete. These summaries are subject to, and are qualified in their entirety by reference to, the Certificate of Incorporation and the certificate of designations relating to each particular series of Offered Preferred Stock, which will be filed with the Commission (and incorporated by reference in the Registration Statement) in connection with such Offered Preferred Stock.

GENERAL

     The Offered Preferred Stock, when issued in accordance with the terms of the Certificate of Incorporation and of the applicable certificate of designations and as described in the applicable Prospectus Supplement, will be fully paid and non-assessable.

     To the extent not fixed in the Certificate of Incorporation, the relative rights, preferences, powers, qualifications, limitations or restrictions of the Offered Preferred Stock of any series will be as fixed by the Board of Directors pursuant to a certificate of designations relating to such series. The Prospectus Supplement relating to the Offered Preferred Stock of each such series shall specify the terms thereof, including:

   (1) The class, series title or designation and stated value (if any) for such Offered Preferred Stock;

   (2) The maximum number of shares of Offered Preferred Stock in such series, the liquidation preference per share and the offering price per share for such series;

   (3) The dividend preferences and the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Offered Preferred Stock;

   (4) The date from which dividends on such Offered Preferred Stock will accumulate, if applicable, and whether dividends will be cumulative;

   (5) The provisions for a retirement or sinking fund, if any, with respect to such Offered Preferred Stock;

   (6) The provisions for redemption, if applicable, of such Offered Preferred Stock;

   (7) The voting rights, if any, of shares of such Offered Preferred Stock;

   (8) Any listing of such Offered Preferred Stock for trading on any securities exchange or any authorization of such Offered Preferred Stock for quotation in an interdealer quotation system of a registered national securities association;

   (9) The terms and conditions, if applicable, upon which such Offered Preferred Stock will be convertible into, or exchangeable for, any other securities of the Company, including the title of any such securities and the conversion or exchange price therefor;

   (10) A discussion of federal income tax considerations applicable to such Offered Preferred Stock; and

   (11) Any other specific terms, preferences, rights, limitations or restrictions of such Offered Preferred Stock.

     Subject to the terms of the Certificate of Incorporation and to any limitations contained in the certificate of designations pertaining to any then-outstanding series of Preferred Stock, the Company may issue additional series of Preferred Stock at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors shall determine, all without further action of the stockholders, including the holders of any then-outstanding series of any class of Preferred Stock of the Company.


DIVIDENDS

     Holders of any series of Offered Preferred Stock will be entitled to receive cash dividends when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available therefor, at such rate and on such dates as will be set forth in the applicable Prospectus Supplement. Each dividend will be payable to holders of record as they appear on the stock books of the Company on the record date fixed by the Board of Directors. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement.


LIQUIDATION RIGHTS

     The Company's Certificate of Incorporation provides that, in the event of a liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company's common stock until after payment or provision for payment of the debts or liabilities of the Company and any amounts to which holders of shares of any class of the Company's preferred stock shall be entitled. The applicable Prospectus Supplement will specify the amount and type of distributions to which the holders of any series of Offered Preferred Stock would be entitled upon the occurrence of any such event.

REDEMPTION

     If so stated in the applicable Prospectus Supplement, the Offered Preferred Stock will be redeemable in whole or in part at the option of the Company, at the times, at the redemption prices and in accordance with any additional terms and conditions set forth in the Prospectus Supplement.


VOTING RIGHTS

     Except as expressly required by applicable law, the holders of any series of Offered Preferred Stock will not be entitled to vote on any matter submitted for approval by the Company's shareholders.


CONVERSION

     If shares of the Offered Preferred Stock are convertible into any other class of the Company's securities, the accompanying Prospectus Supplement will set forth the applicable terms and conditions relating to such conversion. Such terms will include the designation of the security into which the shares are convertible, the conversion price, the conversion period, whether conversion will be at the option of the holder or the Company, any events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the Offered Preferred Stock. If the Offered Preferred Stock is convertible into Common Stock or into any other security of the Company for which there exists an established public trading market at the time of such conversion, such terms may include provisions for calculating the amount of such security to be received by the holders of the Offered Preferred Stock according to the market price of such security as of a time stated in the accompanying Prospectus Supplement.


                          DESCRIPTION OF COMMON STOCK
                            AND CLASS C COMMON STOCK

GENERAL

     The Company may issue shares of its Common Stock and/or Class C Common Stock, either separately or together with or upon the conversion of or in exchange for other Securities. If this Prospectus is being delivered in connection with such an issuance, all of the details thereof will be set forth in the accompanying Prospectus Supplement. The following summaries are not complete and are subject to, and are qualified in their entirety by reference to, the following documents: (A) the Certificate of Incorporation; (B) the Company's By-Laws, as amended to date (the "BY-LAWS"); and (C) the certificate of designations filed by the Company with respect to shares of any series of Preferred Stock which may be issued subsequent to the date of this Prospectus (and as described in any applicable Prospectus Supplement). Copies of each of the Restated Certificate of Incorporation of the Company and the Bylaws of the Company, as amended, are filed as exhibits to the Registration Statement.

     In addition to the three classes of Preferred Stock described above, the authorized capital stock of the Company consists of

   o 30,000,000 shares of Common Stock having a par value of $1.00 per share;


   o 10,000,000 shares of Class B Common Stock having a par value of $1.00 per share; and

   o 20,000,000 shares of Class C Common Stock having a par value of $1.00 per share.

     As of January 22, 1999, the Company had issued and outstanding: (i) 6,023,739 shares of Common Stock; (ii) options to purchase an aggregate of 250,000 shares of Common Stock, which options are currently exercisable; and
(iii) 2,341,108 shares of Class B Common Stock. There are no outstanding shares of Class C Common Stock.

     The outstanding shares of Common Stock and Class B Common Stock are, and any shares of Common Stock or Class C Common Stock offered hereby will be, upon issuance and payment therefor in accordance with the Certificate of Incorporation and as described in the applicable Prospectus Supplement, fully paid and non-assessable.


VOTING RIGHTS

     Except to the extent otherwise provided by law, holders of Common Stock, Class B Common Stock and Class C Common Stock vote together as a single voting group on any matters brought before the Company's shareholders. Holders of Common Stock are entitled to one (1) vote per share on all such matters, while holders of Class B Common Stock are entitled to twenty (20) votes per share on all such matters and holders of Class C Common Stock are entitled to one-twentieth ( 1/20) vote per share on all such matters. Neither Common Stock, Class B Common Stock nor Class C Common Stock possess any cumulative voting rights under the Certificate of Incorporation.

     Under the Certificate of Incorporation, the Company may not change the relative rights, preferences, privileges, restrictions, dividend rights, voting powers or other powers of the Common Stock, Class B Common Stock or Class C Common Stock without approval by the holders of each class of stock adversely affected thereby (voting as a separate class). Such approval requires the affirmative vote of not less than two-thirds ( 2/3) of all the votes entitled to be cast by the holders of each such class of stock. In the case, however, of a proposed increase in the authorized number of shares of Common Stock, Class B Common Stock or Class C Common Stock, the Certificate of Incorporation requires approval by a majority of all the votes entitled to be voted by holders of Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class.


DIVIDENDS

     GENERAL.

     Subject to any prior rights of holders of any then-outstanding shares of Preferred Stock, and to the provisions regarding relative dividend rights discussed below, holders of all three classes of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. See also "DESCRIPTION OF PREFERRED STOCK -- Dividends".


     RELATIVE DIVIDEND RIGHTS.

     Holders of Class B Common Stock are entitled to receive such dividends, including stock dividends (if any), in such amounts and at such rates per share as may be declared by the Company's Board of Directors out of funds legally available therefor; provided, however, that any such dividends may not exceed any such dividends declared and paid to holders of Common Stock. Holders of Common Stock are entitled to receive such dividends, including stock dividends (if any), in such amounts and at such rates as may be declared by the Board of Directors out of funds legally available therefor. Dividends declared and paid to holders of Common Stock may exceed any dividends declared and paid to holders of Class B Common Stock. A dividend of shares may be declared and paid in Common Stock to holders of Common Stock and in Class B Common Stock to holders of Class B Common Stock, if the number of shares paid per share to holders of Common Stock and Class B Common Stock are the same.

     Any dividends declared and paid on Common Stock and Class C Common Stock must be equal in amount or value and may exceed, but not be less than, any such dividends declared and paid to holders of Class B Common Stock. Dividends of shares of Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company's common stock if the number of shares paid per share to such holders is the same. Similarly, dividends of shares of Class B Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company's common stock if the number of shares paid per share to such holders is the same. Dividends of shares of Class C Common Stock may be paid to holders of Common Stock and Class C Common Stock only, or to holders of all classes of the Company's common stock if the number of shares paid per share to such holders is the same. Additionally, a dividend of Common Stock may be paid to holders of Common Stock simultaneously with a dividend of Class B Common Stock to holders of Class B Common Stock and a dividend of Class C Common Stock to holders of Class C Common Stock, provided that the number of shares paid per share to holders of each such class is the same.

     If only shares of Class B Common Stock and Class C Common Stock are outstanding, then a dividend of shares of Class C Common Stock, Class B Common Stock or Common Stock may be declared and paid to holders of Class C Common Stock only or to holders of Class B Common Stock and Class C Common Stock if the number of shares paid per share to such holders is the same; PROVIDED that a dividend of shares of Class B Common Stock may be paid to holders of Class B Common Stock while holders of Class C Common Stock receive Common Stock or Class C Common Stock if the number of shares paid to such holders is the same. Additionally, if only shares of Class B Common Stock and Class C Common Stock are outstanding, a dividend of shares of Common Stock or Class B Common Stock may be declared and paid to holders of Class B Common Stock, provided that a dividend of shares of Common Stock or Class C Common Stock is declared and paid to holders of Class C Common Stock and the number of shares paid per share to such holders is the same.

     If only shares of Common Stock and Class C Common Stock are outstanding, then a dividend of shares of Common Stock, Class B Common Stock, or Class C Common Stock may be declared and paid to the holders of both Common Stock and Class C Common Stock; provided that the number of shares paid per share to such holders is the same. Additionally, if only shares of Common Stock and Class C Common Stock are outstanding, a dividend of Common Stock may be paid to holders of Common Stock and a dividend of Class C Common Stock paid to holders of Class C Common Stock if the number of shares paid per share to such holders is the same.


PREEMPTIVE RIGHTS

     Generally, holders of the Common Stock, Class B Common Stock and Class C Common Stock do not have any preemptive or other rights to subscribe for additional shares of any class of the Company's capital stock. If, in the future, the Company takes any action that gives such rights to holders of any shares of Common Stock, Class B Common Stock or Class C Common Stock, the terms of such rights will be described in an applicable Prospectus Supplement.


LIQUIDATION RIGHTS

     The Certificate of Incorporation provides that, in the event of any liquidation or dissolution of the Company, or a winding up of its affairs, whether voluntary or involuntary, or in the event of a merger or consolidation of the Company, no distributions will be made to holders of any class of the Company's common stock until after payment or provision for payment of the debts or liabilities of the Company, plus any amounts payable to holders of shares of any then-outstanding class of Preferred Stock. After the Company makes such payments (or provisions therefor), holders of the Common Stock, Class B Common Stock and Class C Common Stock would be entitled to share ratably (I.E., an equal amount of assets for each share of such stock) in the distribution of the remaining assets of the Company.


CONVERSION RIGHTS

     Shares of Common Stock and Class C Common Stock do not possess any conversion rights. Shares of Class B Common Stock are convertible, at the option of the holder and without the payment of any additional consideration to the Company, into shares of Common Stock on a one share for one share basis. Shares of Class B Common Stock are not convertible into shares of Class C Common Stock.


TRANSFERABILITY AND PUBLIC TRADING MARKET

     There are no restrictions on the transferability of shares of Common Stock, Class B Common Stock or Class C Common Stock. The Common Stock currently trades on The Nasdaq Stock Market (National Market) with the symbol "COKE". Neither the Class B Common Stock nor the Class C Common Stock is currently listed for trading on any securities exchange or authorized for quotation in an interdealer quotation system of a registered national securities association.


OTHER FACTORS

     PROVISION REGARDING REDEMPTION OR CALL OF CLASS C COMMON STOCK.

     The Certificate of Incorporation specifically provides that shares of the Class C Common Stock shall not be made subject to any redemption or call by the Company.


     STOCK SPLITS AND REVERSE STOCK SPLITS.

     The Certificate of Incorporation provides that, except for dividends of the Company's stock, which are governed by the provisions described above, shares of Class B Common Stock outstanding at any time shall not be split up or subdivided, whether by stock distribution, reclassification, recapitalization or otherwise, so as to increase the number of shares thereof issued and outstanding, unless at the same time the shares of Common Stock are split up or subdivided in like manner, in order to maintain the same proportionate equity ownership (I.E., the same proportion of shares held by each class) between the holders of Common Stock and Class B Common Stock as existed on the record date of any such transaction.

     Except in the case of dividends of the Company's stock, the Certificate of Incorporation also provides that, if shares of Common Stock and Class B Common Stock outstanding at any time are split or subdivided, whether by stock distribution, reclassification, recapitalization or otherwise, so as to increase the number of shares thereof issued and outstanding, then the shares of Class C Common Stock shall be split or subdivided in like manner, in order to maintain the same proportionate equity ownership (I.E., the same proportion of shares held by each class) among the holders of Common Stock, Class B Common Stock and Class C Common Stock as existed on the date prior to such split or subdivision. Similarly, if shares of Class C Common Stock shall be split or subdivided in any manner, then all other outstanding classes of the Company's common stock shall be proportionately split or subdivided.

     In the case of reverse splits, the Certificate of Incorporation provides that shares of Common Stock outstanding at any time shall not be reverse split or combined, whether by reclassification, recapitalization or otherwise, so as to decrease the number of shares thereof issued and outstanding, unless at the same time the shares of Class B Common Stock are reverse split or combined in like manner in order to maintain the same proportionate ownership between the holders of Common Stock and Class B Common Stock as existed on the record date of any such transaction.

     The Certificate of Incorporation also provides that if shares of Common Stock and Class B Common Stock outstanding at any time are reverse split or combined, whether by reclassification, recapitalization or otherwise, so as to decrease the number of shares thereof issued and outstanding, then the shares of all other classes of the Company's common stock also shall be reverse split or combined in like manner in order to maintain the same proportionate ownership (I.E., the same proportion of shares held by each class) between the holders of Common Stock, Class B Common Stock and Class C Common Stock as existed on the date prior to the reverse split or combination. Similarly, if shares of Class C Common Stock are reverse split or combined in any manner, all other outstanding classes of the Company's common stock shall be proportionately reverse split or combined.


     CLASSIFICATION OF BOARD OF DIRECTORS.

     The Company's Board of Directors is divided into three approximately equal classes, having staggered terms of office of three years each. This classification of the Board cannot be changed without approval by the affirmative vote of the holders of not less than two thirds of all of the outstanding shares of Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class.


                             PLAN OF DISTRIBUTION

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its outstanding issues of debt or convertible debt securities, or in exchange for one or more classes of securities of other issuers in connection with business combination transactions. Each Prospectus Supplement will describe the method of distribution of the Securities offered therein.

     We may sell Securities in any of three ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers. The accompanying Prospectus Supplement with respect to a particular offering of Securities will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed.

     If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of the Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase a particular offering of Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the particular Securities offered if any are purchased.

     If dealers are utilized in the sale of a particular offering of Securities with respect to which this Prospectus is delivered, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Only underwriters named in a Prospectus Supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any such Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased.

     Securities also may be offered directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any such agent will be named, and the terms of any such agency (including any commissions payable by the Company to such agent) will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, any such agent will act on a reasonable best efforts basis for the period of its appointment. Agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the agents may be required to make in respect thereof.

     If so indicated in a Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain specified entities to purchase Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery at a specified future date. The obligations of any purchaser under any such contract will not be subject to any conditions except those described in such Prospectus Supplement. Such Prospectus Supplement will set forth the commissions payable for solicitations of such contracts.

     Underwriters and agents may purchase and sell Securities in the secondary market, but are not obligated to do so. There can be no assurance that there will be a secondary market for the Securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the Securities. A particular offering of Securities may or may not be listed on a national securities exchange.

     Underwriters and agents may engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.


                                    EXPERTS

     The financial statements incorporated in the Prospectus by reference to the Annual Report on Form 10-K of Coca-Cola Bottling Co. Consolidated for the fiscal year ended December 28, 1997, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in auditing and accounting to the extent covered by consents filed with the Commission.


                                LEGAL OPINIONS

     Certain legal matters relating to the Securities offered hereby will be passed upon for the Company by Witt, Gaither & Whitaker, P.C., 1100 SunTrust Bank Building, Chattanooga, Tennessee 37402, and for any underwriters or agents by Cravath, Swaine & Moore. As of January 22, 1999, members of Witt, Gaither & Whitaker, P.C. reported ownership of shares of the Company's Common Stock as follows: John W. Murrey, III, 1,000 shares; Hugh J. Moore, Jr., 100 shares; and Harold A. Schwartz, Jr., 100 shares. John W. Murrey, III is a director of the Company and John F. Henry, Jr., Secretary of the Company, also is a member of Witt, Gaither & Whitaker, P.C..

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                                  $250,000,000




                      COCA-COLA BOTTLING CO. CONSOLIDATED


                              % DEBENTURES DUE 2009


            [COCA-COLA BOTTLING CO. CONOLIDATED LOGO APPEARS HERE.]


                                    --------


                             PROSPECTUS SUPPLEMENT

                                APRIL     , 1999


                             (INCLUDING PROSPECTUS
                            DATED JANUARY 22, 1999)



                                    --------


   BOOK RUNNING LEAD MANAGER                            SENIOR CO-MANAGER
     SALOMON SMITH BARNEY                             NATIONSBANC MONTGOMERY
                                                         SECURITIES LLC


FIRST UNION CAPITAL MARKETS CORP. GOLDMAN, SACHS & CO. SUNTRUST EQUITABLE SECURITIES



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